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RESIDENT PARTNERS
Lee Edwards
Ling Huang
Alan D. Seem
Admitted in New York

December 30, 2011

VIA EDGAR

Ms. Kathleen Collins, Accounting Branch Chief

Ms. Megan Akst

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SINA Corporation
Form 20-F for the Fiscal Year ended December 31, 2010
Filed May 31, 2011
File No. 000-30698

Dear Ms. Collins:

This letter is in response to your letter dated December 1, 2011, which sets forth the Staff’s comments regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (the “Form 20-F”) of SINA Corporation (the “Company” or “SINA”).

Please note that the Staff’s comments are in bold, with the numbers corresponding to those set forth in your letter, followed by SINA’s response.

Item 3D. Risk Factors

General

1.                                      We note the proposed revised disclosures provided in your response to prior comments 7, 9 and 10 that you intend to include in future filings of Form 20-F.  Tell us your consideration to provide this information to your investors in a more timely basis by amending your December 31, 2010 Form 20-F.  To the extent that you believe an amendment is not necessary, then please explain further the basis for your conclusions.

SINA respectfully acknowledges that while the disclosure requested by the Staff in the prior comments will improve the overall disclosure for the benefit of investors, SINA does not believe such amendments (including the descriptions of its VIEs’ ability to pay dividends to SINA, their requirement to set aside profits for statutory reserves, risks associated with the contractual arrangements with its VIEs and specific terms of the VIE agreements) constitute material changes without which current investors would be disadvantaged when making

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their investment decisions.  SINA also believes such requested disclosure mainly represents a summary of the VIE structure-related information that has already largely been covered in different forms in other sections of the Form 20-F or in the exhibits to the Form 20-F. The requested disclosure therefore does not provide any significant additional information for an understanding of risks and uncertainties relating to the VIE structure.  Furthermore, based on SINA’s continual communications with its investor base and analysts that follow SINA’s corporate developments and related feedback from these parties, SINA has not received any indication that there is any misunderstanding in the market of SINA’s VIE arrangements or their related risks.  In light of the nature of that disclosure as described above, SINA does not believe a separate amendment filing is warranted at this time.

Item 5. Operating and Financial Review and Prospects

Operating Results, page 56

2.                                      We note your response to prior comment 3 where you indicate there is no direct correlation between advertising revenues and user base or user traffic.  However, based on disclosures throughout your filing where you refer to fluctuations in revenues being impacted by your ability to retain existing users, attract new users and maintain user satisfaction, there appears to be at least an indirect correlation between advertising revenues and user base or user traffic.  Please explain further the systems and processes used by management to monitor the changes in your user base and user traffic and explain further why you do not believe a discussion of these metrics would be useful to an investor.

SINA respectfully submits that it offers a wide array of product lines, including content channels, music streaming, emails, various forums, albums, instant messaging and microblogging.  Given that this is not a homogenous product environment, user base and user activeness metrics are only meaningful when used to analyze performance at the product or project level and typically vary significantly from product to product and from project to project.  For example, user base may be measured in the form of unique IP addresses, active users, log-on users, unique viewers and registered users, and user activeness may be measured in page views, downloads, feeds, retweets, log-on duration, postings, text messages, audio messages, emails and other user actions.  User traffic metrics may be selected for monitoring based on the nature of the product and the business objective of the project.  User traffic metrics used for analysis may change over the product’s life cycle and from project to project.  The manner of calculation of a user traffic metric may also vary between products.  The calculation of a user traffic metric can change as a result of product upgrades, product integration and other types of product alterations.

There is currently no industry standard in China for measuring portal website traffic, and there is no authoritative independent traffic measurement firm to certify portal website traffic.  Therefore, while the overall market perception of a portal’s general level of user traffic is very important, it is very difficult to reduce that perception to quantifiable measures that are comparable from product to product and company to company.  Brand advertising clients in China tend to put more reliance on the qualitative aspect of a portal’s brand advertising platform in their advertising purchase process, considering factors such as portal’s brand strength, media influence, content quality and user profile.  The goal of brand advertising clients in China is to leverage on the brand strength of a portal’s platform to elevate their own brands, and this brand strength is usually not measured for these purposes in terms of user base and user traffic.

In summary, SINA’s management does not attempt to analyze the performance of its brand advertising business with any particular overarching traffic metric for the following reasons:

•                  SINA user traffic consists of a broad range of differentiated product offerings and, as the  key metrics vary across products, there is no way to consolidate them to generate meaningful figures at the macro level;

•                  measurement of portal traffic lacks an industry standard.  Calculation methodology may vary across time periods, products and companies.  There is no reputable third party firm in China or elsewhere that is capable of verifying portal traffic and ensuring comparability across time periods, products and companies;

•                  a significant portion of SINA’s user traffic is currently not monetized by the brand advertising business;

•                  brand advertising clients tend to put more reliance on the qualitative aspects of SINA’s brand platform in their buy decisions; and

•                  as previous explained, most of SINA’s brand advertising is sold based on the duration of advertising, as opposed to performance-based advertising, which has more correlation with traffic performance.

SINA respectfully submits that if its management does not analyze its brand advertising performance against its user traffic at the macro level, it should not suggest such perspective to its investors.

3.                                      We note from your response to prior comment 3 that from 2009 to 2010, advertising revenues grew 28%, while the number of advertisers declined 31% and revenues per advertiser grew 86%.  You further indicate that disclosing the number of advertisers and the average spend per advertiser were not meaningful metrics when compared to those of 2009.  However, it seems that disclosing these metrics, along with a discussion of the reasons for the changes in the number of advertisers and the spend per advertiser, would provide meaningful information to investors.  In this regard, providing a discussion of unusual or infrequent events (i.e. the World Cup, World Expo, Asian Games, etc.) that may have positively impacted your spend per advertiser along with a discussion of the reasons for the decline in your advertiser base and whether this is indicative of a potential negative trend would aid an investor in understanding both your historical and potential future operations.  Please tell us your consideration to revise your disclosures accordingly.  We refer you to Item 5.A.1 of Form 20-F, SEC Release 33- 8350 and Section III.D of SEC Release 33-6835.

In response to the Staff’s comment, SINA will disclose the number of advertisers and spending per advertiser in future filings, as well as a discussion of the reasons for the changes.

Item 18. Financial Statements

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Consolidation, page F-7

4.                                      Based on the information provided in your response to our prior comment 8, it is still not clear to what extent your VIEs contribute to the company’s operations.  In this regard, we continue to believe providing investors with information regarding the nature of the assets held by, and operations of, the VIEs could be useful in evaluating the VIE’s contribution to the business as a whole and in better understanding the uncertainties that could cause the reported financial information not to be necessarily indicative of future operating results or financial condition.  Please tell us the amount of revenues, costs and net income of the VIEs and further explain why you believe disclosing such information is not necessary.

SINA respectfully submits that it is not required to prepare stand-alone US GAAP financial statements for its individual subsidiaries or VIEs and has not done so.  Certain US GAAP adjustments (e.g., the amount of share-based compensation expenses and intangible assets amortization expenses) are recorded only at a consolidated level and are not pushed down to the individual entity level.  The Company does not have established policies and methodology to allocate these US GAAP expenses among its wholly owned subsidiaries and VIEs and its existing systems and processes would not support a meaningful allocation without enormous effort.  Accordingly, the costs and net income of the VIEs under US GAAP are not available without additional time and effort.

SINA respectfully submits that the total revenues contributed by its VIEs for the year ended December 31, 2010 represented more than half of SINA’s consolidated revenues for the year.  However, for the reasons stated below, SINA believes that reporting such stand-alone figures may be misleading to investors and cause them to underestimate the importance of the VIE structure to SINA’s overall operations.  SINA’s VIEs hold critical operating licenses that enable SINA to do business in China.

The Company also respectfully advises the Staff that as disclosed on pages 15 to 18 of the 2010 Form 20-F, due to regulations on foreign investments in the Internet sector, the Company does not own but only has contractual control over its websites in China.  The objectives of setting up these VIEs are to establish the organizational structure that is commonly used by foreign private issuers that operate in China in order to comply with the legal restrictions.  Upon establishment of these VIEs, the VIEs’ shareholders signed an agreement that authorize the Company’s subsidiaries to exercise shareholders’ voting power and all shares of the VIEs are pledged to the Company.  Various economic benefit agreements, such as exclusive technical services agreements and exclusive sale agency agreements, are signed to allow transfer of economic benefits from the VIEs to the Company.  The Company believes that these control and economic benefit agreements between the VIEs’ shareholders and its subsidiaries are in compliance with current PRC laws and legally enforceable as previously indicated in the response to prior Comment 9.  As such arrangements exist solely to establish the Company’s organizational structure and all of its revenues in China are directly or indirectly generated through the licenses held by the VIEs, the Company believes disclosing the quantitative information such as the revenues, costs and net income of the VIEs alone might lead the investors to underestimate the risks of the VIE structure and will not provide additional meaningful information to them.  Instead, the Company will disclose that not only substantially all of its revenues, but also substantially all of its costs and net income, in China are directly or indirectly generated through or related to the Company’s VIEs in future filings.

5.                                      We note your proposed disclosure in response to our prior comment 10.  Tell us and revise your disclosure to clarify whether the Exclusive Technical Consulting Services Agreements referred to in your response includes the terms of multiple agreements between the company and your VIE’s.  In this regard, the Exhibit list beginning on page 88 does not appear to include an Exclusive Technical Consulting Services Agreement.  However, the list does include agreements such as the Business Cooperation Agreement, Advertising Production and Technical Services Agreement, Advertising Publication and Cooperation Agreement, etc., which were not included in your proposed revised disclosures.  To the extent that you have combined the description of several agreements in your discussion of the Exclusive Technical Consulting Services Agreements, please tell us why you believe such disclosure is appropriate and revise your disclosures accordingly to clarify your current presentation.

In response to the Staff’s comment, SINA will disclose, on an individual basis, material terms of the various contractual agreements with its VIEs and the shareholders of its VIEs, including the Loan Agreements, Agreements on Authorization to Exercise Shareholder’s Voting Power, Share Pledge Agreements, Loan Repayment Agreements, Share Transfer Agreements, Exclusive Technical Services Agreements, Exclusive Sale Agency Agreements and Trademark License Agreements.  SINA will include the following disclosure in future filings:

“The following is a summary of the VIE agreements:

Loan Agreements.  Sina.Com Technology (China) Co. Ltd, or STC, our wholly owned subsidiary, has granted interest-free loans to the shareholders of the VIEs with the sole purpose of providing funds necessary for the capital injection of the VIEs.  The term of the loans is 10 years and STC has the right to, at its own discretion, shorten or extend the term of the loans if necessary.  These loans are eliminated with the capital of the VIEs during consolidation.

Share Transfer Agreements.  Each shareholder of the VIEs has granted STC an option to purchase his/her shares in the respective VIEs at a purchase price equal to the amount of capital injection.  STC may exercise such option at any time until it has acquired all shares of such VIE, subject to applicable PRC laws.  The options will be effective until the earlier of (i) the shareholders of the VIEs and STC have fully performed their obligations under this agreement, and (ii) the respective shareholders of the VIEs and STC agree to terminate the share transfer agreement in writing.

Loan Repayment Agreements.  Each shareholder of the VIEs and STC have agreed that the interest-free loans under the loan agreements shall only be repaid through share transfer.  Once the share transfers are completed, the purchase price for the share transfer will be set off against the loan repayment.

Agreements on Authorization to Exercise Shareholder’s Voting Power.  Each shareholder of the VIEs has authorized STC to exercise all his/her voting power as a shareholder of the respective VIE.  The authorizations are irrevocably and will not expire until the respective VIE dissolves.

Share Pledge Agreements.  Each shareholder of the VIEs has pledged all his/her shares in the VIEs and all other rights relevant to the share rights to STC as a collateral security for his/her obligations to pay off all debts to STC under the loan agreement and for the payment obligations of the VIEs under the trademark license agreement and the technical services agreement.  In the event of default of any payment obligations, STC will be entitled to certain rights, including transferring the pledged shares to itself and disposing of the pledged shares through sale or auction.  During the term of each agreement, STC is entitled to receive all dividends and distributions paid on the pledged shares.  The pledges will be effective until the earlier of (i) the VIEs and the shareholders of the VIEs have fully performed their obligations under the above-referred agreements, and (ii) STC unilaterally consents to terminate the respective share pledge agreement.

Exclusive Technical Services Agreements.  Each of the VIEs has entered into an exclusive technical services agreement with STC, pursuant to which STC is engaged to provide certain technical services to the VIEs, depending on the licenses obtained and held by the VIE:

Xunlong, one of our VIEs, has engaged STC to provide technical services for its Internet information service and MVAS businesses and STC has the sole right to appoint any company or companies at its discretion to perform such technical services.  Beijing New Media Information Technology Co., Ltd., or NMIT, our wholly owned subsidiary, was appointed by STC to perform technical services for Xunlong.  Xunlong is obligated to pay service fees based on the hourly rate of NMIT’s engineers.

Wangxing, one of our VIEs, has also entered into a technical services agreement with STC with terms and rights substantially identical to the technical services agreement entered into between Xunlong and STC for the Internet information service and MVAS businesses described above.

ICP Company, one of our VIEs, has engaged STC to provide technical services for its (i) online advertising and other related businesses, and (ii) value added telecommunication and other related businesses.  ICP Company is obligated to pay service fees to STC based on the hourly rate of STC’s engineers.

IAD Company, one of our VIEs, has also entered into a technical services agreement with STC with terms substantially identical to the technical services agreement entered into between ICP Company and STC for the online advertising and other related businesses described above.  As foreign-invested entities have been permitted to engage directly in advertising businesses starting from October 2008 pursuant to changes in applicable PRC laws, SINA established two wholly owned subsidiaries to engage directly in advertising businesses, including online advertising and other related businesses.  As a result, SINA has gradually reduced its reliance on IAD Company.

StarVI, one of our VIEs, has also entered into a technical services agreement with STC, with terms substantially identical to the technical services agreement entered into between Xunlong and STC for the value added telecommunication and other related businesses described above.

These exclusive technical services agreements will not expire until the respective VIEs dissolve, with the services fee being adjusted annually through written agreements.

Exclusive Sale Agency Agreements.  Each of the VIEs has granted STC the exclusive right to distribute, sell and provide agency services for all the products and services provided by the VIEs.  These exclusive sale agency agreements will not expire until the respective VIEs dissolve.

Trademark License Agreements.  STC has granted each of the VIEs trademark licenses to use the trademarks held by STC in specific areas, and each of the licensed VIEs is obligated to pay license fees to STC.  The term of these agreements is one year and is automatically renewed provided there is no objection from STC.

The E-Commerce Cooperation Agreement, Equipment and Leased Line Transfer Agreement, Business Cooperation Agreement, Advertising Production and Technical Services Agreement, Advertising Publication and Cooperation Agreement have been replaced by and combined into Exclusive Technical Services Agreements, but the terms and conditions that apply to the parties remain the same.  SINA does not believe that these changes of the form of the VIE agreements affect SINA’s ability to exercise control over its VIEs.

6.                                      In addition, revise your disclosures to include all of the specific and material terms of the agreements.  For example, your proposed disclosure does not indicate the term of the Share Pledge Agreement or the renewal provisions associated with this agreement.  Also, while you state that the Exclusive Technical Consulting Services Agreements are renewed annually, it is unclear which party has approval rights for such renewals.  Please revise to disclose and to the extent that the VIEs have the right to approve such renewals, tell us how this factored into your consolidation analysis.  In addition, please revise to disclose the maturity date for the loan agreements.

As mentioned in the response to Comment 5 above, SINA will disclose in future filings all of the material terms of the various contractual agreements with its VIEs and the shareholders of its VIEs, including the term and renewal provision of the Share Pledge Agreements and the maturity date for the Loan Agreements.

SINA respectfully submits that the Exclusive Technical Services Agreements will not expire until the respective VIEs dissolve.  While the VIEs and STC adjust the amount of the services fees annually, the shareholders of the VIEs have irrevocably authorized SINA’s wholly owned subsidiary to exercise voting power on all matters requiring shareholder approval in the VIEs, which includes the fee adjustments.  Since SINA also has the right to control the management of the VIEs, the fee adjustments of the above-referred agreements is fully controlled by SINA.  SINA has also confirmed with its PRC counsel that such agreements and voting rights are fully enforceable in China.

Cost of Revenues, page F-12

7.                                      Please provide us with a breakdown of your gross capitalized content costs for both short-form and long-form content at December 31, 2010 and 2009 and tell us the weighted average amortization period for the short-form content purchases.  Clarify where these amounts have been capitalized in your balance sheet.  In addition please cite the specific accounting literature you relied upon in your accounting for the capitalization, amortization and impairment of these assets.  Further, please clarify whether you recorded any impairment charges related to such content for the periods presented.

SINA respectfully submits that its short-form content includes written articles, photos, news and sports videos and content for mobile value-added services, while long-form content includes TV series, documentaries and movies.  SINA’s capitalized content cost for long-form content was $0.5 million and $2.5 million as of December 31, 2009 and 2010, respectively.  SINA’s capitalized content cost for short-form content was $3.0 million and $2.9 million as of December 31, 2009 and 2010, respectively.  The weighted average amortization period for SINA’s short-form content purchases was approximately four months for the year ended December 31, 2010.  The total capitalized content cost, including short-form and long-form, was $3.5 million and $5.4 million, or 0.2% and 0.3% of SINA’s total assets, as of December 31, 2009 and 2010, respectively.  As such, the total capitalized content cost was not material to SINA’s balance sheet as of December 31, 2009 and 2010.

The Company also respectfully advises the Staff that the main purpose of acquiring short-form and long-form content is to attract users to SINA’s different channels and generate advertising revenues for SINA websites. SINA’s strategy is not to invest heavily in long-form content, such as long-form videos, to either generate revenues by charging a fee to users or generate advertising revenues directly on SINA video websites.  In fact, the majority of SINA’s content arrangements are sports and news related, which are for relatively short contract periods and have low individual contract value.

Capitalized short-form content costs are classified by SINA as current prepaid assets. The Company refers to general recognition principles for assets under FASB Concept Statement No. 5 and No. 6, recognition, matching, and allocation principles at paragraph 143 to 152 under FASB Concept Statement No. 6, and ASC 360-10, for the capitalization, amortization and impairment of these assets.

For capitalized long-form content costs, the Company refers to ASC 920 for the capitalization, amortization and impairment of these assets. Given the immateriality of the total capitalized amount, no additional disclosure in the Form 20-F is considered necessary.

For the year ended December 31, 2009 and 2010, SINA did not note any impairment triggers and did not recognize any impairment charge for its capitalized content costs.

* * * * *

Finally, as requested by the Staff, attached is the written acknowledgement of the Company regarding the disclosure in its filings.

Should you have any questions or additional comments concerning the foregoing, please contact me by telephone at +86-10-5922-8002 (office) or by facsimile at +86-10-6563-6002.  Thank you.

Sincerely,

/s/ Alan D. Seem
Alan D. Seem

cc:	Charles Chao (President and Chief Executive Officer, SINA Corporation)

Herman Yu (Chief Financial Officer, SINA Corporation)

[Letterhead of SINA Corporation]

In connection with the response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated December 1, 2011, SINA Corporation (the “Company”) acknowledges that:

•                                                the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                                                Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                                the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Herman Yu

Herman Yu

Chief Financial Officer